Exhibit 2.1

AMENDED AND RESTATED ASSET PURCHASE AGREEMENT

by and among

GANNETT SATELLITE INFORMATION NETWORK, INC.,

GANNETT RIVER STATES PUBLISHING CORPORATION,

PACIFIC AND SOUTHERN COMPANY, INC.,

FEDERATED PUBLICATIONS, INC.,

MEDIA WEST – GSI, INC.,

MEDIA WEST – GRS, INC.,

GATEHOUSE MEDIA ILLINOIS HOLDINGS, INC.,

AND

GATEHOUSE MEDIA, INC.

Effective as of April 12, 2007

TABLE OF CONTENTS

ARTICLE I. SALE OF ASSETS AND TERMS OF PAYMENT		2

1.1	Transfer of Assets	2
1.2	Excluded Assets	5
1.3	Liabilities.	6
1.4	Consideration	8
1.5	Manner of Payment	9
1.6	Adjustments	9

ARTICLE II. THE CLOSING		11

2.1	Time and Place of Closing	11
2.2	Deliveries by Sellers	11
2.3	Deliveries by Buyer	12

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF SELLERS		13

3.1	Organization; Qualification	13
3.2	Authority Relative to this Agreement	14
3.3	Financial Statements	14
3.4	Business Since the Balance Sheet Date	15
3.5	No Defaults	15
3.6	Undisclosed Liabilities	16
3.7	Licenses and Authorizations	16
3.8	Condition and Adequacy of the Assets; Title	16
3.9	Contracts and Arrangements	17
3.10	Real Property	18
3.11	Intellectual Property	19
3.12	Litigation and Compliance with Laws	19
3.13	Employees	20
3.14	Personal Property	21
3.15	Changes	21
3.16	Brokers	22
3.17	Environmental Matters	22
3.18	Circulation	23
3.19	Insurance	23

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF BUYER		24

4.1	Organization	24
4.2	Authority Relative to this Agreement	24
4.3	No Defaults	24
4.4	Brokers	24
4.5	Financing	24

ARTICLE V. COVENANTS OF SELLER PENDING THE CLOSING DATE.		24

5.1	Maintenance of Business	25
5.2	Organization; Goodwill	26

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5.3	Access to Facilities, Files and Records	26
5.4	Representations and Warranties	26
5.5	Corporate Action	26
5.6	Consents	27
5.7	Confidential Information	27
5.8	Consummation of Agreement	27
5.9	Notice of Proceedings	27
5.10	Interim Financial Statements	27
5.11	Taxes	28
5.12	Ancillary Transaction Agreements	28

ARTICLE VI. COVENANTS OF BUYER PENDING THE CLOSING DATE		28

6.1	Representations and Warranties	28
6.2	Corporate Action	28
6.3	Confidential Information	28
6.4	Consummation of Agreement	29
6.5	Notice of Proceedings	29
6.6	Maintenance of Financial Position	29
6.7	Ancillary Transaction Agreements	29

ARTICLE VII. CONDITIONS TO THE OBLIGATIONS OF SELLERS		29

7.1	Representations, Warranties and Covenants	29
7.2	Proceedings.	30
7.3	Hart-Scott-Rodino.	31
7.4	Related Transactions.	31

ARTICLE VIII. CONDITIONS TO THE OBLIGATIONS OF BUYER		31

8.1	Representations, Warranties and Covenants	31
8.2	Proceedings	32
8.3	Hart-Scott-Rodino.	33
8.4	Consents.	33
8.5	Related Transactions.	33

ARTICLE IX. INDEMNIFICATION		33

9.1	Survival; Limitations	33
9.2	Indemnification of Buyer	35
9.3	Indemnification of Sellers	36
9.4	Notice of Claims	36
9.5	Defense of Third Party Claims	37
9.6	Losses Net of Insurance	37

ARTICLE X. MISCELLANEOUS PROVISIONS		37

10.1	Risk of Loss	37
10.2	Abandonment of Agreement	38
10.3	Liabilities Upon Abandonment	38
10.4	Expenses	39
10.5	Employees and Employee Benefits	39

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10.6	Further Assurances and Consents	41
10.7	Waiver of Compliance	42
10.8	Notices	42
10.9	Assignment	44
10.10	Like Kind Exchange	44
10.11	Governing Law	44
10.12	Public Announcements	44
10.13	No Third Party Rights	45
10.14	Waiver of Jury Trial	45
10.15	Counterparts	45
10.16	Headings	45
10.17	Specific Performance	45
10.18	Severability	45
10.19	Confidentiality	45
10.20	Entire Agreement; Amendments	45
10.21	GateHouse Guaranty	46

Schedules

Schedule 1.2(j)	Excluded Assets
Schedule 1.6(c)	Exceptions to GAAP
Schedule 3.3	Financial Statements
Schedule 3.9	Contracts
Schedule 3.10(a)	Owned Real Property
Schedule 3.10(b)	Leased Real Property
Schedule 3.11	Intellectual Property
Schedule 3.12	Litigation and Compliance with Laws
Schedule 3.13(a)	Employees; Salaries
Schedule 3.13(b)	Labor Agreements
Schedule 3.14	Tangible Personal Property
Schedule 3.15	Changes Since Balance Sheet Date
Schedule 3.17	Environmental Matters
Schedule 3.18	Circulation Reports
Schedule 5.1	Maintenance of Business
Schedule 8.4	Material Consents

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AMENDED AND RESTATED ASSET PURCHASE AGREEMENT

THIS AMENDED AND RESTATED ASSET PURCHASE AGREEMENT (this “Agreement”), effective as of April 12, 2007, is by and among Gannett Satellite Information Network, Inc., a Delaware corporation (“GANSAT”), Gannett River States Publishing Corporation, an Arkansas corporation (“GRSPC”), Pacific and Southern Company, Inc., a Delaware corporation (“Pacific”), Federated Publications, Inc., a Delaware corporation (“Federated”), Media West – GSI, Inc., a Delaware corporation (“MWGSI”), Media West – GRS, Inc., a Delaware corporation (“MWGRS”), GateHouse Media Illinois Holdings, Inc., a Delaware corporation (“Buyer”), and GateHouse Media, Inc., a Delaware corporation (“GateHouse”). GANSAT, GRSPC, Pacific, Federated, MWGSI and MWGRS are each individually referred to herein as a “Seller” and collectively referred to as “Sellers”. GANSAT, GRSPC, Pacific and Federated are each individually referred to herein as a “Gannett Party” and together referred to herein as the “Gannett Parties”. MWGSI and MWGRS are each individually referred to herein as a “Media West Party” and together as the “Media West Parties”.

WHEREAS, GANSAT owns and publishes the Rockford Register Star, a daily newspaper distributed in and around Rockford, Illinois, and the Norwich Bulletin, a daily newspaper distributed in and around Norwich, Connecticut, in each case, together with all related publications and services, all related web sites and all Sellers’ rights to prepare, publish, sell and distribute any of the foregoing in all languages (collectively, the “GANSAT Newspapers”);

WHEREAS, GRSPC owns and publishes The Herald-Dispatch, a daily newspaper distributed in and around Huntington, West Virginia, together with all related publications and services, all related web sites and all Sellers’ rights to prepare, publish, sell and distribute any of the foregoing in all languages (the “Herald-Dispatch” and together with the GANSAT Newspapers, the “Newspapers”);

WHEREAS, Pacific owns certain real property located in Rockford, Illinois used in connection with the business and operation of the Rockford Register Star;

WHEREAS, Federated owns certain mailroom equipment used in connection with the business and operations of the Rockford Register Star;

WHEREAS, MWGSI owns the mastheads and certain other intellectual property associated with the GANSAT Newspapers;

WHEREAS, MWGRS owns the mastheads and certain other intellectual property associated with the Herald-Dispatch; and

WHEREAS, Sellers desire to sell and Buyer desires to purchase substantially all of the assets related to the operation, publication and distribution of the Newspapers as going concerns.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and based upon the representations and warranties made by each party to the other in this Agreement, the parties have agreed to consummate the sale of the Newspapers on the terms contained herein.

ARTICLE I

SALE OF ASSETS AND TERMS OF PAYMENT

1.1 Transfer of Assets. Upon the terms and subject to the conditions of this Agreement, on the Closing Date (as defined in Section 2.1 hereof) the Gannett Parties will sell, assign, convey or cause to be conveyed, transfer and deliver to Buyer, and Buyer will purchase and accept from the Gannett Parties, all of the assets and properties of the Gannett Parties, tangible or intangible, of every kind and description, used by the Gannett Parties that relate primarily to the business and operation of the Newspapers as going concerns (all such assets being referred to herein as the “Gannett Parties’ Assets”), but excluding the Excluded Assets described in Section 1.2 below.

In addition, upon the terms and subject to the conditions of this Agreement, on the Closing Date, the Media West Parties will sell, assign, convey or cause to be conveyed, transfer and deliver to Buyer, and Buyer will purchase and accept from the Media West Parties, the Newspapers’ “Mastheads” which consist of the mastheads, trademarks, trade dress, trade names, service marks, registrations, domain names, and other property rights relating thereto and all goodwill associated therewith. The Gannett Parties’ Assets along with the Mastheads are hereinafter collectively referred to as the “Assets”. The Assets include, without limitation, the following:

(a) The Real Property (as defined in Section 3.10(b));

(b) All Leases (as defined in Section 3.9(e));

(c) Sellers’ tangible personal property, editorial material, work in process, finished goods, manuscripts, notes and drafts, graphic artwork, cuts, photographs and negatives owned by Sellers to the extent they relate primarily to the Newspapers; promotional materials, inserts, and direct mail materials owned by Sellers to the extent they relate primarily to the Newspapers; stationery, supplies, purchase orders, forms, labels, shipping materials and catalogs owned by Sellers to the extent they relate primarily to the Newspapers; and all lists owned by Sellers of contributors, authors, correspondents, reviewers, photographers, illustrators and editors who contribute or have contributed to any of the Newspapers; other inventory and supplies, and other assets and equipment relating primarily to the Newspapers, including without limitation those listed in Schedule 3.14 hereto;

(d) All contracts, agreements and similar documents that relate primarily to the operation of the Newspapers or are otherwise assumed pursuant hereto, together with all subscriptions and all orders and agreements for the sale of advertising, space reservations and insertion orders relating to the Newspapers, including without limitation those described in Schedule 3.9 hereto;

(e) All of Sellers’ right, title and interest in and to all licenses, Permits (as defined in Section 3.17), variances, franchises, certifications, approvals and other governmental authorizations relating primarily to the Newspapers, together with any renewals, extensions or modifications thereof and additions thereto;

(f) All publishable materials of any nature, as used in the business of the Newspapers, the names “Rockford Register Star,” “The Herald-Dispatch” and “Norwich Bulletin,” copyrights, patents, trademarks, service marks, logotypes and trade names (including registrations and applications for registration of any of the foregoing), web sites, domain names, processes, inventions, computer software, computer programs and software and program rights, trade secrets, goodwill and other intangible rights and interests issued to or owned by Sellers and used primarily in connection with the operation, publication and distribution of the Newspapers;

(g) All of Sellers’ accounts or other receivables, claims, evidences of debt owed to Sellers, utility deposits and other deposits and prepaid expenses arising out of Sellers’ operation of the Newspapers together with all records relating thereto;

(h) All of the Newspapers’ files and other records relating to the operation of the Newspapers, including without limitation all of its historical materials relating to the Newspapers’ advertising, circulation and distribution, all circulation, subscriber, delivery and mailing lists and carrier routes maintained by Sellers to the extent they relate to any of the Newspapers, all data related to such lists, all circulation readership studies, audience surveys and research owned by Sellers, and all other mailing lists, together with all records, reports and tapes of computer data owned by Sellers, in each case to the extent they primarily relate to any of the Newspapers, rate cards, verification cards, advertising insertion orders, specimen copies of all advertisements carried in any of the Newspapers, and copies of current price lists, discount lists, catalogs, public relations materials, sales correspondence, call reports, call books, advertiser lists and sales promotion lists;

(i) All claims, causes of action, rights of recovery and rights of set-off of any kind (including, without limitation, rights under and pursuant to all warranties, representations and guarantees made by suppliers of products, materials or equipments, or components thereof) to the extent they relate to the Newspapers, are owned by Sellers and relate to the period of time following the Closing Date;

(j) All of Sellers’ libraries of back and current issues of the Newspapers;

(k) All of Sellers’ goodwill in and going concern value of the Newspapers;

(l) Any prepaid taxes of Sellers which are included as Assets on the Closing Date Balance Sheet (as defined in Section 2.6(d));

(m) All of Sellers’ right, title and interest in and to any non-solicitation agreements benefiting the Newspapers; and

(n) Without duplication, all assets relating primarily to the operations of the Newspapers reflected in Sellers’ balance sheets included in the Financial Statements dated as of the Balance Sheet Date (each as defined in Section 3.3).

1.2 Excluded Assets. The following assets relating to the business of operating, publishing and distributing the Newspapers shall be retained by Sellers and shall not be sold, assigned, conveyed, transferred or delivered to Buyer (the “Excluded Assets”):

(a) Claims by Sellers with respect to the Excluded Assets and liabilities not assumed by Buyer, including without limitation all refunds and claims for tax refunds (except for prepaid taxes acquired by Buyer pursuant to Section 1.1(l) above) and counterclaims with respect to obligations and liabilities not being assumed by Buyer hereunder;

(b) All contracts of insurance, tax records and tax returns;

(c) All Employee Benefits Plans (as defined in Section 3.13(b));

(d) The right to use the “Gannett” and “Media West” names and the right to participate in any plan, procedure or right that was made available to the Newspapers by or through the Gannett Parties, Gannett Co., Inc., a Delaware corporation (“Parent”), or any of their affiliates;

(e) Cash on hand and in banks and other cash items;

(f) All claims, refunds, causes of action, choses in action, rights of recovery, rights of set off and rights of recoupment of Sellers related to the businesses of the Newspapers on or prior to the Closing Date;

(g)    (i) the franchise to be a corporation ; (ii) the organizational documents (including articles or certificate of incorporation or bylaws (as applicable)); (iii) in respect of Sellers which are corporations: (A) the corporate seal, (B) the minute books, (C) the stock books, and (D) the stock certificates; (iv) the qualifications to transact business as a foreign corporation; (v) the arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers; (vi) other records or similar documents relating to the organization, maintenance and existence of Sellers as a corporation; and (vii) any other corporate records relating to the corporate organization or capitalization (as applicable) of Sellers;

(h) All tangible personal property of Sellers disposed of or consumed in the ordinary course of the business of the Newspapers as permitted under Section 5.1 below or with the consent of Buyer between the date of this Agreement and the Closing Date;

(i) All items of a corporate overhead nature that are controlled by or located at the corporate offices of Parent or Sellers;

(j) Any right, property or asset described in Schedule 1.2(j) hereto, including the property and rights which are shared with affiliates of Sellers and not used primarily in the businesses of the Newspapers;

(k) Any assets or properties of Seller, tangible or intangible, of every kind and description which are not used primarily in connection with the businesses of the Newspapers; and

(l) Sellers’ rights under this Agreement.

1.3 Liabilities.

(a) The Assets shall be sold and conveyed to Buyer free and clear of all Liens (as defined in Section 3.8), except for Permitted Encumbrances (as defined in Section 3.10), except that Buyer shall assume, discharge and perform the following liabilities (the “Assumed Liabilities”):

(i) those liabilities and obligations of Sellers under the contracts assigned to Buyer which are described in Subsection 1.1(d) (other than any obligation under any such contract related or arising prior to the Closing Date, including, without limitation, any liability for breach or nonperformance); provided, however, that if any such contract requires a consent to the assignment thereof to Buyer and such consent has not been obtained, then this Agreement, to the extent permitted by law, shall constitute an equitable assignment by Sellers to Buyer of all rights, benefits, title and interest, liabilities and obligations under such contract;

(ii) those liabilities and obligations of Sellers as of the Closing Date under agreements for advertising to the extent to be run in issues of the Newspapers published after the Closing Date (subject to the adjustment provisions of Section 1.6 below);

(iii) those liabilities and obligations of Sellers for trade accounts payable, advertising rebates payable and taxes which are included on the

Closing Date Balance Sheet (to the extent of the amount reflected on such balance sheet as a liability) and any expenses for which Buyer is responsible under Section 1.6(a); and

(iv) those liabilities and obligations of Sellers and the Newspapers included on the Closing Date Balance Sheet, which shall include paid in advance subscriptions and accrued liabilities of Sellers to employees of the Newspapers for unused vacation, sick leave, holiday and personal days (to the extent of the amounts reflected on such balance sheet as liabilities and only to the extent Sellers do not have a legal obligation to pay such amounts upon termination of employment on or before the Closing Date).

(b) Except as set forth in Section 1.3(a) above or as otherwise expressly set forth herein, Buyer does not assume and will not be liable for, and Sellers shall remain unconditionally liable for, all other liabilities or obligations of Sellers (or any other person, in the case of liabilities or obligations for taxes) (the “Excluded Liabilities”), including, but not limited to:

(i) any liability or obligation arising prior to Closing under any contract not described in Subsection 1.1(d) above;

(ii) any liability under any contract of insurance or relating to any other Excluded Assets;

(iii) any liability to any of the Newspapers’ employees of any nature whatsoever related to the period on or prior to the Closing Date, including under any employee benefit plan of any nature and including any unemployment or workers compensation claims;

(iv) any liability arising out of any termination by any Seller of the employment of any employee, consultant or independent contractor of a Newspaper on or prior to the Closing Date, or who retired on or prior to the Closing Date;

(v) any liability under any litigation, proceeding or claim of any nature related to a Newspaper arising during, or brought by any person or entity with respect to, the period of time prior to the Closing Date, whether or not such litigation, proceeding or claim is pending, threatened or asserted before, on or after the Closing Date;

(vi) any liability for (I) any taxes (other than taxes of Sellers assumed by Buyer pursuant to Section 1.3(a)(iii) above) with respect to the Newspapers or the Assets for periods ending on or prior to the Closing Date and taxes deemed, pursuant to Section 1.6(b), payable for the portion ending on the Closing Date of a Straddle Period (as defined in Section 1.6(b)), (II) any taxes imposed on the transfer of the Assets or the Newspapers on or prior to the Closing Date and, (III) any estate or gift taxes imposed with respect to Sellers, the Assets or the Newspapers on or prior to the Closing Date; provided, however, that Transfer Taxes (as defined in Section 10.4) on the transfer of the Assets pursuant to this Agreement shall be paid by Buyer as provided in Section 10.4;

(vii) except as otherwise set forth in this Agreement, any and all liabilities incurred by Sellers in connection with the negotiation, execution or performance of this Agreement (including, without limitation, all legal, accounting, brokers, finders and other professional fees and expenses); or

(viii) any and all obligations, liabilities and/or commitments, including but not limited to obligations, liabilities and/or commitments pursuant to Environmental Laws, arising out of or related to conditions or events arising from or related to the Real Property and/or the operation of the Newspapers thereon that occurred on or prior to the Closing Date. The obligations, liabilities and/or commitments contemplated by this Section 1.3(b)(viii) include, but are not limited to, all matters arising from or relating to (I) Item 6 of Schedule 3.17 and any required investigation or remediation relating thereto, and (II) Items 2, 5 and 8 of Schedule 3.17 and all facts and circumstances underlying or leading to such implementation or that made such implementation necessary.

1.4 Consideration. Subject to the conditions contained in this Agreement, and in consideration of the sale of the Assets, Buyer will pay on the Closing Date the sum of Three Hundred Seventeen Million dollars ($317,000,000) (the “Base Purchase Price”), as adjusted pursuant to Section 1.6 below (the “Purchase Price”).

1.5 Manner of Payment. The Purchase Price shall be paid to Sellers on the Closing Date in immediately available funds by wire transfer to bank accounts designated by Sellers in writing at least two (2) business days prior to the Closing Date.

1.6	Adjustments.

(a) Issues Prior to the Closing Date. Sellers shall be entitled to all income earned and be responsible for all expenses incurred in connection with the business and operation of the Newspapers on or prior to the Closing Date. Buyer shall be entitled to all income earned and be responsible for all expenses incurred in connection with the business and operation of the Newspapers after the Closing Date.

(b) Other Adjustments. All items of income and expense directly relating to the business of operating the Newspapers, other than the income and expenses referred to above, shall be prorated between Sellers and Buyer as of the close of business on the Closing Date. Such items to be prorated shall include, without limitation, power and utility charges, personal property taxes and real property taxes. The portion of any personal property taxes and real property taxes for a taxable period that includes the Closing Date (a “Straddle Period”) that shall be deemed to be payable for the portion of the period ending on the Closing Date shall be the amount of such taxes for the entire period (or, in the case of such taxes determined on an arrears basis, the amount of such taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period. The portion of any other taxes for a Straddle Period that shall be deemed to be payable for the portion of the period ending on the Closing Date shall be determined based on an interim closing of the books to the extent practicable and otherwise based on the formula described in the immediately preceding sentence.

(c) Balance Sheet Test. If on the Closing Date the Newspapers’ current assets which are included in the Assets exceed the total liabilities set forth on the

Closing Date Balance Sheets (as defined below), the Base Purchase Price will be increased by such excess. If on the Closing Date the Newspapers’ total liabilities set forth on the Closing Date Balance Sheet exceed the Newspapers’ current assets which are included in the Assets, the Base Purchase Price will be reduced by such excess. The calculations described above are referred to herein as the “Balance Sheet Tests”. In computing the adjustment described above, the Closing Date Balance Sheets shall be prepared in accordance with Sellers’ historical accounting practices which reflect accrual basis accounting and are in accordance with generally accepted accounting principles other than as set forth on Schedule 1.6(c). The accounts receivable shall be included net of an agreed upon reserve. All intercompany and affiliate receivables or liabilities will be treated as shareholders’ equity and will be excluded from the balance sheet adjustment and will not be assumed by Buyer. All prepaid advertising shall be accrued as liabilities in the amount of such prepayments.

(d) Adjustment Calculations. Three (3) business days prior to the Closing Date, to the extent practicable, the adjustments provided in this Section 1.6 shall be made to the Base Purchase Price on the basis of the then most recently available financial statements of the Newspapers, which shall be reflected on a preliminary balance sheet for each Newspaper (each a “Preliminary Balance Sheet” and together, the “Preliminary Balance Sheets”) prepared by Sellers. Within 90 days after the Closing Date, Sellers will prepare an adjusted balance sheet for each Newspaper (each a “Closing Date Balance Sheet” and together, the “Closing Date Balance Sheets”) as of the close of business on the Closing Date, reflecting the adjustments provided in this Section 1.6 and showing the recalculation of adjustments reflected on the Preliminary Balance Sheets, along with back-up materials necessary for Buyer’s understanding of the Closing Date Balance Sheets and the calculation thereof. Sellers and their accountants will provide Buyer’s accountants with reasonable access to the books, records and working papers of Sellers necessary to review such calculations. Within 120 days after the Closing Date, final adjustments pursuant to this Section 1.6 and any required refund or payment shall be made on the basis of the Closing Date

Balance Sheets (the “Adjustment Payment Date,” provided that if any amounts are in dispute, the Adjustment Payment Date for the disputed amounts shall be the date payment is required to be made as required below). If any dispute arises over the amount to be refunded or paid, such refund or payment shall nonetheless be promptly made to the extent such amount is not in dispute. If Buyer does not notify Sellers within 30 days of receiving the Closing Date Balance Sheets that Buyer disputes the information contained therein, then, Buyer shall be deemed to agree to the Closing Date Balance Sheets and to have waived all further right to dispute the information contained therein and its use in applying the provisions of this Agreement. If Buyer does notify Sellers of a dispute regarding the Closing Date Balance Sheets within 30 days of receiving it, and if such dispute cannot be resolved by the parties within 30 days thereafter, it shall be referred to a mutually satisfactory independent public accounting firm of national stature which has not been employed by either party for the two years preceding the Closing Date. The determination of such firm shall be conclusive and binding on each party and any required payment or refund in accordance therewith shall be made in immediately available funds within 10 days of such determination. The fees of such firm shall be shared equally by each party.

ARTICLE II.

THE CLOSING

2.1 Time and Place of Closing. The closing (the “Closing”) of the sale and purchase of the Assets shall be held in the offices of Sellers, 7950 Jones Branch Drive, McLean, Virginia 22107 on the third business day following the satisfaction or waiver of all of the conditions to closing set forth in Articles VII and VIII, or at such other time and place as shall be mutually agreed upon by the parties (the “Closing Date”). Closing shall be deemed effective at 11:59 p.m. local time on the Closing Date.

2.2 Deliveries by Sellers. At the Closing, Sellers, as appropriate, will deliver to Buyer the following, each of which shall be in form and substance satisfactory to the parties hereto:

(a) Bills of sale, special warranty deeds, assignments and other instruments of transfer and documents as shall be appropriate to carry out the intent of this Agreement and sufficient to sell, assign, convey and transfer good and valid (or in the case of real property, good and marketable) title to the Assets to Buyer, subject to Permitted Encumbrances;

(b) Assignments of Sellers’ domain names relating to the Newspapers;

(c) Any consents to assignments from third parties obtained by Sellers relating to the Material Contracts that require such consent as shown on Schedule 3.9 hereto, as well as any other consents obtained by Sellers;

(d) Receipt for the Purchase Price;

(e) Transition services agreements among Parent, Sellers and Buyer executed by Parent and/or Sellers, which, among other things, provide for Parent and/or Sellers to continue to provide certain services with respect to the Newspapers for a period of up to one (1) year after the Closing Date (the “Transition Services Agreements”);

(f) A non-competition and non-solicitation agreement between Sellers and Buyer executed by Sellers (the “Non-Competition Agreement”);

(g) A site access agreement between GANSAT and Buyer executed by GANSAT (the “Site Access Agreement”);

(h) Certificates, dated the Closing Date, of an appropriate officer of each Seller as to approval of such Seller relating to this Agreement and the transactions contemplated hereby;

(i) Certificates of an appropriate officer of each Seller certifying the fulfillment of the conditions set forth in Sections 8.1(a) and 8.1(b) below; and

(j) Such other certificates, instruments and documents as are required to be delivered by Sellers pursuant to the terms of this Agreement.

2.3 Deliveries by Buyer. At the Closing, Buyer will deliver to Sellers the following, each of which shall be in form and substance satisfactory to the parties hereto:

(a) Funds equal to the Purchase Price in such manner as described in Section 1.5 above;

(b) An instrument of assumption pursuant to which Buyer shall assume the Assumed Liabilities as provided in Section 1.3 hereof;

(c) The Transition Services Agreements, executed by Buyer;

(d) The Non-Competition Agreement, executed by Buyer;

(e) The Site Access Agreement, executed by Buyer;

(f) Publishers Agreements, each effective on the Closing Date with a termination date of December 31, 2012, between each of the Newspapers and USA WEEKEND and on the same economic terms in effect between the Newspapers and USA WEEKEND immediately prior to Closing, in substantially the form attached hereto as Exhibit 2.3(f);

(g) Certificate dated the Closing Date, of the Secretary of Buyer as to approval of Buyer relating to this Agreement and the transactions contemplated hereby;

(h) Certificate of an officer of Buyer certifying the fulfillment of the conditions set forth in Sections 7.1(a) and 7.1(b) below; and

(h) Such other certificates, instruments and documents as are required to be delivered by Buyer pursuant to the terms of this Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF SELLERS

The Gannett Parties, jointly and severally, and the Media West Parties, as appropriate, represent and warrant to Buyer as follows:

3.1 Organization; Qualification. Each Seller is a corporation validly existing and in good standing under the laws of its state of incorporation. The Gannett Parties have the full power and authority to own and operate the Assets (excluding the Mastheads) and carry on the business operations of the Newspapers as such operations are now being conducted. The Media West Parties have the full power and authority to own the Mastheads. Each Seller (a) is duly qualified to do business and in good standing, and is duly licensed, authorized or qualified to transact business in each jurisdiction in which the ownership or lease of real property or the conduct of its business requires it to be so qualified, and (b) has all government licenses, Permits, approvals and other authorizations necessary to own its properties and assets and carry on its business as it is now being conducted, except such licenses, Permits, approvals and other authorizations described in clauses (a) and (b) the lack of which would not have a Material Adverse Effect (as defined in Section 3.4).

3.2 Authority Relative to this Agreement. Each Seller has the full power, authority and legal right to execute and deliver this Agreement and to consummate the transactions and perform its obligations as contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action, and this Agreement has been duly and validly executed and delivered by each Seller and, assuming due authorization, execution and delivery by Buyer, constitutes a legal, valid and binding obligation of such Seller enforceable against such Seller in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency or similar law affecting the rights of creditors generally.

3.3 Financial Statements. Schedule 3.3 sets forth (a) the unaudited financial statements of the Newspapers for the fiscal year ended December 31, 2006 and (b) unaudited financial statements for the period through March 4, 2007 (the “Balance Sheet Date”) (the financial statements referred to in clauses (a) and (b) being “Financial Statements”). The representations and warranties in this Section 3.3 are qualified by the pro forma adjustments which were made in the Financial Statements pursuant to adjustments shown on Schedule 3.3 furnished to Buyer, including: (x) pension plan expense was eliminated, (y) newsprint expense was adjusted to approximate market price, and (z) intercompany allocations for the Gannett News Service have been eliminated. The Financial Statements fairly present in all material respects the financial position of the Newspapers and the results of operations of the Newspapers as at and for the periods covered thereby and have been prepared in conformity with Sellers’ historical accounting practices which reflect accrual basis accounting and are in accordance with generally accepted accounting principles, except as otherwise noted therein or as set forth on Schedule 1.6(c). No material adjustments of the Financial Statements are required for a fair presentation of the results of operations and financial position of the Newspapers on an accrual basis. Except as set forth on Schedule 3.3, the Financial Statements are correct and complete in accordance with the books and records regularly maintained by the Newspapers which reflect accrual basis accounting. The Financial Statements fairly present the results of operations and financial position of the Newspapers as of the dates and for the periods set forth therein. Sellers shall deliver on the Closing Date to Buyer a schedule of the Newspapers’ outstanding accounts receivable as of the Closing Date. All such accounts receivable have arisen in the ordinary course of business and represent bona fide indebtedness incurred by the applicable account debtor and have been properly adjusted for bankrupt and other uncollectible accounts. Assuming reasonable collection efforts by Buyer, Sellers have no reason to believe that such accounts receivable would not be collectible (net of Sellers’ reserves for uncollectible receivables established by Sellers in the ordinary course of its business consistent with past practice). Sellers make no representations, however, about the future business or financial prospects of the Newspapers for Buyer’s intended purposes.

3.4 Business Since the Balance Sheet Date. Except as set forth on Schedule 3.15, since the Balance Sheet Date, the business of the Newspapers has been conducted in the ordinary course of business and in substantially the same manner as it was before the Balance Sheet Date. Since the Balance Sheet Date, there has been no change in the business, condition (financial or otherwise), properties or operations of the Newspapers or other event or occurrence which has had or would reasonably be expected to have a material adverse effect on the business, operations, properties or condition (financial or otherwise) of the Newspapers taken as a whole (“Material Adverse Effect”) as of the Closing Date.

3.5 No Defaults.

(a) The execution, delivery and performance of this Agreement by Sellers will not (i) conflict with any provision of the Certificates of Incorporation or Bylaws of any Seller, (ii) result in a default (or give rise to any right of termination, cancellation or acceleration), with notice or passage of time or both, under or conflict with any of the terms, conditions or provisions of any Material Contract (as defined in Section 3.9), note, bond, mortgage or other instrument, obligation or agreement relating to the business of the Newspapers or to which any of the Assets may be subject, and which default or conflict, singly or in the aggregate, would or would reasonably be expected to have a Material Adverse Effect, (iii) violate any law, statute, rule, regulation, order, injunction or decree of any federal, state or local governmental authority or agency applicable to Seller or any of the Assets, or (iv) result in the creation or imposition of any Lien of any nature whatsoever on any of the Assets.

(b) Except for the required consents with respect to the contracts referred to in Section 3.9 and the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Hart-Scott-Rodino Act”), Sellers are not required to submit any notice, report or other filing with, or obtain any consent, approval or waiver from, any governmental or regulatory authority or instrumentality or any other third party in connection with the execution, delivery or performance of this Agreement by Sellers or the consummation of the transactions contemplated hereby, except where failure to give such notice, report or other filing, or to obtain such consent, approval or waiver would have no, and would not be reasonably expected to have a, Material Adverse Effect.

3.6 Undisclosed Liabilities. No Seller has any material obligation or liability to be reflected or reserved against in any of the Financial Statements which is not fully reflected or reserved against in such Financial Statements except for liabilities which have arisen after the Balance Sheet Date in the ordinary course of business.

3.7 Licenses and Authorizations. All licenses, Permits and authorizations required to own the Assets and to conduct the business of the Newspapers are held by Sellers and are in full force and effect with no violations of any of them having occurred, other than violations that would not have, and would be reasonably expected to have, a Material Adverse Effect. Except as disclosed in Schedule 3.12, no proceeding is pending or, to the knowledge of Sellers, threatened in writing, seeking the revocation or limitation of any such license, Permit or other authorization.

3.8 Condition and Adequacy of the Assets; Title. The tangible assets included in the Assets are in adequate operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable in accordance with general industry practices for the purposes for which they are currently used. Each Seller has good and marketable title to all of the Assets which it purports to own free and clear of all security interests, mortgages, conditional sales agreements, charges, liens and other encumbrances (“Liens”), except for Permitted Encumbrances . All inventory of each Seller included in the Assets is useful in the ordinary course of such Seller’s business. Without limiting the generality of any of the foregoing, except as indicated on Schedule 3.8, no Seller uses furniture, fixtures, equipment, inventory or supplies in connection with the operation of the Newspapers which it does not own. Except for the Excluded Assets, the Assets are, in the aggregate, all of the assets which are necessary to operate the Newspapers in the manner in which the Newspapers were operated during the 12-month period ending on the Balance Sheet Date and since such time, except for additions thereto and deletions therefrom in the ordinary course of business and consistent with past practice.

3.9 Contracts and Arrangements. Schedule 3.9 hereto lists all of the contracts, agreements and arrangements of the Newspapers previously furnished to Buyer. As used herein, “Material Contracts” means all of the following contracts, agreements and arrangements (written or oral) included in the Assets involving annual consideration of more than $25,000:

(a) Sales agency or advertising representation contracts;

(b) Contracts for the future construction or purchase of capital improvements, purchase of materials, supplies or equipment, or for the sale of assets;

(c) Consulting contracts, employment agreements or freelance agreements;

(d) Licenses or agreements under which Seller is authorized to publish materials supplied by others in future issues of the Newspaper;

(e) Leases of real and personal property (collectively, the “Leases”); and

(f) Any other contract or lease not made in the usual and ordinary course of business, or not terminable by Sellers without liability upon not more than 90 days’ written notice.

All of the Material Contracts are listed on Schedule 3.9. Schedule 3.9 specifies those Material Contracts, the assignment of which requires the consent of a third party. Provided that any requisite consent to the assignment of Material Contracts to Buyer is obtained, to the knowledge of Sellers, each of the contracts and leases which is assigned to and assumed by Buyer on the Closing Date is valid and in full force and effect. There is no existing default, event of default or other event under such Material Contracts which, with or without notice or lapse of time or both, would constitute a default or an event of default by a Seller under any such contract. To the knowledge of Sellers, there is not, under any of the Material Contracts, any existing default or event of default which, with or without notice or lapse of time or both would constitute a default or event of default on the part of any other party thereto, except such defaults, events of default and other events which would not have, and would not reasonably be expected to have, a Material Adverse Effect. Prior to the Closing Date, Sellers will make available to Buyer complete copies (or written summaries of oral contracts) of all of the Material Contracts.

3.10 Real Property.

(a) Schedule 3.10(a) sets forth a complete and accurate list of all real property owned in fee by the Gannett Parties or their affiliates and used in the business of the Newspapers (the “Owned Real Property”);

(b) Schedule 3.10(b) sets forth a complete and accurate list of all leasehold interests used in the business of the Newspapers (the “Leased Real Property”). The Leased Real Property and the Owned Real Property are collectively referred to as the “Real Property”;

(c) The Gannett Parties hold good and marketable fee title to each parcel of Owned Real Property disclosed on Schedule 3.10(a), free and clear of any Liens, easements, rights-of-way, licenses, use restrictions, claims, charges, options, rights of first offer, rights of first refusal or title defects, except for Permitted Encumbrances of any nature whatsoever (as defined below). As used herein, the term “Permitted Encumbrances” means (i) liens for taxes not yet due and payable; (ii) liens for taxes which are being contested in good faith and by appropriate proceedings in the amount of which a reserve has been created on any Closing Date Balance Sheet; (iii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like liens arising in the ordinary course of business or which are being contested in good faith and by appropriate proceedings in the amount of which a reserve has been created on any Closing Date Balance Sheet; or (iv) easements, rights-of-way, encroachments, licenses, restrictions, conditions and other similar encumbrances incurred or suffered in the ordinary course of business and which do not materially interfere with the current use of the Owned Real Property or result in, or would reasonably be expected to result in, a Material Adverse Effect;

(d) Each Gannett Party has a valid and enforceable interest in each parcel of Leased Real Property disclosed in Schedule 3.10(b) as being leased by such Gannett Party; and

(e) There is no action or proceeding pending or, to the knowledge of the Gannett Parties, threatened in writing, by any governmental agency or authority for assessment or collection of past-due taxes, impact fees or special assessments affecting any part of any Owned Real Property, and no condemnation or eminent domain proceeding is pending or, to the knowledge of Sellers, threatened in writing, against any part of any Owned Real Property.

3.11 Intellectual Property. Except for the Excluded Assets (as defined in Section 1.2) and any matter relating thereto, all copyrights, trademarks, trade names, service marks, logotypes and patents and all other material intellectual property rights which are owned or held for use by Sellers in connection with the business and operation of the Newspapers and which are material to the operation of any of the Newspapers or ownership of any of the Assets (the “Rights”) are valid, in good standing and uncontested. Schedule 3.11 sets forth a complete and accurate list of all material Rights of Sellers relating to the operation of the Newspapers. Sellers possess adequate rights, licenses or other authority to use all Rights necessary to own the Assets and to conduct the business of the Newspapers as presently conducted. Sellers have not received any notice with respect to any alleged infringement or unlawful or improper use of any Rights owned or alleged to be owned by others. Neither any affiliate of a Seller nor any officer or employee of a Seller has any interest in any Right, all of which are free and clear of any Lien. No Seller has granted any outstanding licenses or other rights to any Rights, except for the rights granted by the Media West Parties to GANSAT and GRSPC under certain license agreements dated as of April 1, 1996, as amended to date, which license agreements will be extinguished by operation of law with respect to the Newspapers upon the deliveries by Sellers to Buyer required in Section 2.2 of this Agreement, and Sellers have no knowledge of any infringement of any of the Rights.

3.12 Litigation and Compliance with Laws. Except as set forth on Schedule 3.12: (a) none of the Newspapers has been operating under or subject to, or in default with respect to, any order, writ, injunction, judgment or decree of any court or federal, state, or local governmental authority or agency; (b) neither Sellers nor any of their officers, agents or affiliates has received any inquiry, written or oral, from any such authority concerning any of the operations or business of the Newspapers during the two-year period prior to the date of this Agreement which has had or is reasonably expected by Sellers to have a Material Adverse Effect; (c) there is no litigation, claim or arbitration pending by or against, or to the knowledge of Sellers or their affiliates, threatened against, any Seller or the Newspapers related to or affecting any of the Assets or the operation of the Newspapers, including without limitation, any litigation, arbitration or claim relating to any union or union activities; and (d) Sellers and their affiliates have complied with all laws, regulations, orders or decrees applicable to Sellers, the Assets and the Newspapers and the present uses by Sellers of the Assets and operation of the Newspapers do not violate any such laws, regulations, orders or decrees, except for any non-compliance with or violation of any of the foregoing that, singly or in the aggregate, has not had and is reasonably expected by Sellers not to have a Material Adverse Effect.

3.13 Employees.

(a) Schedule 3.13(a) lists the names and salaries or rates of commission, date of employment (with a Seller or the prior owner of a Newspaper) and job title of all the full and part-time employees of the Newspapers.

(b) Except as set forth on Schedule 3.13(b), no Gannett Party is a party to any collective bargaining agreement or any other labor agreement covering or relating to any employees of the Newspapers, and has not recognized and has not received a demand for recognition of any collective bargaining representative relating to any employees of the Newspapers.

(c) Employee Benefit Programs; ERISA.

(i) The Gannett Parties have delivered to Buyer correct and complete copies of or, in the case of Employee Benefit Programs sponsored by Parent, has previously described to Buyer, each material employment, bonus, deferred compensation, pension, stock option, stock appreciation right, profit-sharing or retirement plan, arrangement or practice, each material medical, vacation, retiree medical, severance pay plan, and each other material agreement or fringe benefit plan, arrangement or practice, of the Gannett Parties, whether legally binding or not, including all “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which covered one or more employees of the Newspapers at any time during 2006-2007 (“Employee Benefit Programs”). The Gannett Parties and their ERISA Affiliates (as defined below) have complied, in all material respects, with the terms of all Employee Benefit Programs and all laws with respect to such programs, including the Code and ERISA, and no default exists with respect to the obligations of the Gannett Parties or any of their ERISA Affiliates under any such Employee Benefit Programs, which default would have a Material Adverse Effect.

(ii) No Gannett Party nor any of their ERISA Affiliates has made a complete or partial withdrawal, within the meaning of Section 4201 of ERISA, from any multiemployer plan which covered one or more employees of the Newspapers at any time during 2006-2007 which has resulted in, or could result in, any withdrawal liability, except for any such liability which would not have a Material Adverse Effect.

(iii) None of the Gannett Parties nor any of their ERISA Affiliates has provided or is required to provide, security to any pension plan or to any single-employer plan which covered one or more employees of the Newspapers at any time during 2006-2007 pursuant to Section 401(a)(29) of the Code except as would not have a Material Adverse Effect. “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder. “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

3.14 Personal Property. Schedule 3.14 lists all tangible personal property included in the Assets having an original cost of $5,000 or more. Except as set forth on Schedule 3.14, the Gannett Parties own and have good and valid title to such properties, free and clear of all Liens, except for Permitted Encumbrances.

3.15 Changes. Except as shown on Schedule 3.15 to this Agreement, since the Balance Sheet Date, no Seller has, with respect to the business of the Newspapers: (a) mortgaged, pledged or subjected to a Lien, any of the Assets; (b) sold, leased, removed or transferred any material asset used or useful in the business of the Newspapers; or (c) increased the compensation payable or to become payable to any employee or agent, except increases in accordance with historical practices.

3.16 Brokers. Except for Dirks, Van Essen & Murray, the fees of which shall be paid by the Gannett Parties, there is no broker or finder or other person who would have any valid claim against Buyer for a commission or brokerage in connection with this Agreement or the transactions contemplated hereby as a result of any agreement, understanding or action by Sellers.

3.17 Environmental Matters. Except as set forth on Schedule 3.17, each Newspaper has obtained all Permits (as defined below) required under all Environmental Laws and is in compliance with all Environmental Laws and with all such Permits and has not violated any of the foregoing, except where such failure to comply or violation would have no Material Adverse Effect. For purposes of this Agreement, “Environmental Law” means all Legal Requirements and Permits concerning land use, public health, safety, welfare, or the environment, including without limitation the Resource Conservation and Recovery Act, (42 U.S.C. §§ 6901 et seq.), as amended, and the Comprehensive Environmental Response, Compensation, and Response Act (42 U.S.C. §§ 9601 et seq.), as amended (“CERCLA”). For purposes of this Agreement, “Legal Requirements” means any statute, ordinance, code or other law (including the common law), rule, regulation, order, notice standard, procedure or requirement enacted, adopted, applied or issued by any governmental or regulatory authority (domestic or foreign), including, without limitation judicial decisions applying or interpreting any such Legal Requirement. For purposes of this Agreement, “Permit” shall mean any permit, license, consent, authorization, approval, privilege, waiver, exception, variance, exclusionary or inclusionary orders and other concessions. All such Permits are current and in full force and effect. Except as set forth on Schedule 3.17, with respect to the business, ownership and/or operation of the Newspapers, no Gannett Party has received and, to the knowledge of the Gannett Parties, no other person has received, any notice from any governmental or regulatory agency to the effect that any of the Gannett Parties has performed, failed to perform, or suffered any act, or that a condition exists, which might reasonably give rise to liability to the Gannett Parties under CERCLA, nor has any Gannett Party, or, to the knowledge of the Gannett Parties, any other person, submitted any notice pursuant to section 103 of CERCLA to, or responded to any request for information pursuant to section 104 of CERCLA from, any governmental or regulatory agency with respect to the Assets. Except as set forth on Schedule 3.17, no Gannett Party has caused or contributed to the release or threat of release of any Hazardous Substance, and to the knowledge of Sellers there exists no Hazardous Substance released, threatened to be released, disposed, discharged, dumped or spilled on, at, beneath, from or to the Real Property (including without limitation any surface waters or groundwaters thereon), except as would not have a Material Adverse Effect. For purposes of this Agreement, “Hazardous Substance” means any element, material, chemical, compound, mixture or solution defined, designated, listed, classified or regulated under any Environmental Law. Except as set forth on Schedule 3.17, to the knowledge of the Gannett Parties, no Hazardous Substance used, generated or handled by any Newspaper on the Real Property or elsewhere has been released, disposed, discharged, dumped or spilled on, or migrated to or from, any other real property, except as would not have a Material Adverse Effect. The Gannett Parties have produced true and complete copies of all non-proprietary audits, data, reports, investigations or other materials conducted in respect of or concerning the environmental condition of the Real Property or the Newspapers that are in the possession, custody or control of the Gannett Parties. Except as set forth on Schedule 3.17, to the knowledge of Sellers, no underground storage tanks or asbestos containing materials are or have been located in, on or under any portion of the Real Property or structures thereon.

3.18 Circulation. The paid circulation of the Newspapers reported in the Audit Bureau of Circulations Reports for the 26 weeks ended September 24, 2006 and for the 26 weeks ended March 26, 2006 and each Newspapers’ publisher’s statements (as set forth on Schedule 3.18 hereto) are true and correct.

3.19 Insurance. Schedule 3.19 sets forth a true, correct and complete list of all claims made by any of Gannett Parties under insurance policies of any kind or nature maintained as of the date of this Agreement by or on behalf of any Gannett Party and relating to the Newspapers and/or the Assets which are still outstanding, setting forth as to each claim the date, nature and amount thereof and its current status.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

4.1 Organization. Buyer is a corporation validly existing and in good standing under the laws of the State of Delaware.

4.2 Authority Relative to this Agreement. Buyer has the full power, authority and legal right to execute and deliver this Agreement and to consummate the transactions and perform its obligations as contemplated hereby. The execution and delivery of this Agreement by Buyer and the consummation of the transactions contemplated hereby by Buyer have been duly and validly authorized by all necessary action, and this Agreement has been duly and validly executed and delivered by Buyer and assuming due authorization, execution and delivery by Seller, constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency or similar law affecting the rights of creditors generally.

4.3 No Defaults. The execution, delivery and performance of this Agreement by Buyer will not (a) conflict with or result in any breach of any provision of the certificate of incorporation, by-laws or other organizational documents of Buyer, or (b) violate any law, statute, rule, regulation, order, injunction or decree of any federal, state or local governmental authority or agency applicable to Buyer.

4.4 Brokers. There is no broker or finder or other person who would have any valid claim against any Seller for a commission or brokerage in connection with this Agreement or the transactions contemplated hereby as a result of any agreement, understanding or action by Buyer.

4.5 Financing. Buyer has, and on the Closing Date will have, sufficient funds unconditionally available to it (without the need to obtain any additional bank or other additional third party financing commitment) to pay to Sellers the Purchase Price and otherwise to satisfy all of its obligations under this Agreement.

ARTICLE V.

COVENANTS OF SELLER PENDING THE CLOSING DATE

Sellers covenant and agree that from the date hereof to and including the Closing Date:

5.1 Maintenance of Business. The Gannett Parties shall continue to carry on the business and operation of, and maintain the books, accounts and records of, the Newspapers in substantially the same manner as heretofore in the ordinary course of business and shall maintain the properties, machinery, equipment and other Assets used in the business of the Newspapers in substantially the same manner as heretofore in the ordinary course of business.

Except as set forth on Schedule 5.1, prior to the Closing Date, no Seller will, with respect to the Newspapers, without the prior written consent of Buyer, which will not be unreasonably withheld, conditioned or delayed:

(a) (i) Make any change in circulation practices, or promotional, marketing or premium practices of any of the Newspapers, in each case, other than changes in the ordinary course of business which changes are not material, or (ii) make any change in policies for the pricing of circulation or advertising of any of the Newspapers except for changes in the ordinary course of business which changes are not material;

(b) Sell, lease, remove, transfer or agree to sell, lease, remove or transfer any of the Assets without replacement thereof with an asset of substantially equivalent kind, condition and value;

(c) Enter into or amend any contract of employment or collective bargaining agreement, or permit or commit to any increases or changes in the compensation (including, but not limited to, bonus, pension, profit-sharing, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement) of any employees of the Newspapers, except for increases in accordance with historical practices;

(d) Enter into or amend any contract or commitment with respect to any of the Newspapers involving annual consideration of more than $25,000, waive any right or enter into any other transaction, other than as permitted by other provisions of this Agreement;

(e) Sell, assign, transfer, license or permit to lapse any material Right;

(f) Make any material change in any of the Real Property or fail to maintain the Real Property or other Assets in adequate repair and condition, ordinary wear and tear excepted; or cancel or fail to renew any of the current insurance policies or any of the coverage thereunder maintained for the protection of any of the Real Property or the other Assets;

(g) Except for Permitted Encumbrances, encumber and of the Assets or permit any of the Assets to become subject to any Lien; or

(h) Enter into any contracts, agreements or arrangements (written or oral) with any of its affiliates.

5.2 Organization; Goodwill. Sellers shall use their reasonable efforts to preserve the business organization of the Newspapers intact and preserve the goodwill of the Newspapers’ suppliers, customers and others having business relations with the them.

5.3 Access to Facilities, Files and Records. At the reasonable request of Buyer and subject to the need to preserve the confidentiality of this transaction prior to Closing in order to preserve relationships with employees and customers, Sellers shall give or cause to be given to the officers, employees, accountants, counsel and authorized representatives of Buyer (a) full access during normal business hours to all facilities, property, accounts, books, minute books, deeds, title papers, licenses, agreements, contracts, tax returns, records and files of every character, equipment, machinery, fixtures, furniture, vehicles, notes and accounts payable and receivable and inventories related to the Newspapers, and (b) all such other information concerning the Assets and affairs of the Newspapers as Buyer may reasonably request. With the consent and supervision of the Gannett Parties, the Gannett Parties shall permit representatives of Buyer to perform inspections of the Real Property and the structures located thereon and to perform surveys, environmental assessments, sampling and audits as Buyer may reasonably request with respect to Assets.

5.4 Representations and Warranties. Sellers shall give detailed written notice to Buyer promptly upon the occurrence of or becoming aware of the impending or threatened occurrence of any event which would cause or constitute a breach, or would have caused a breach had such event occurred or been known to Sellers prior to the date hereof, of any of Sellers’ representations or warranties contained in this Agreement or in any Schedule hereto.

5.5 Corporate Action. Subject to the provisions of this Agreement, Sellers will take all necessary action required of them to carry out the transactions contemplated by this Agreement.

5.6 Consents. Sellers will use commercially reasonable efforts to obtain or cause to be obtained prior to the Closing Date consents to the assignment to or assumption by Buyer of all of the Material Contracts which require the consent of any third party by reason of the transactions provided for in this Agreement as shown on Schedule 3.9; provided, however, that no Seller shall be required to make any payments or to incur any obligations to third parties in connection with the obtaining of any such consent.

5.7 Confidential Information. If for any reason the transactions contemplated in this Agreement are not consummated, Sellers shall not disclose to third parties any information designated as confidential and received from Buyer or its agents in the course of investigating, negotiating and completing the transactions contemplated by this Agreement. Nothing shall be deemed to be confidential information with respect to the preceding sentence which: (a) is known to Sellers at the time of its disclosure to it; (b) becomes publicly known or available other than through disclosure by Sellers; (c) is rightfully received by Sellers from a third party not known by Sellers to be subject to an obligation of confidentiality; or (d) is independently developed by Sellers.

5.8 Consummation of Agreement. Subject to the provisions of Section 10.2 of this Agreement, Sellers shall use reasonable efforts to fulfill and perform all conditions and obligations on its part to be fulfilled and performed under this Agreement and to cause the transactions contemplated by this Agreement to be fully carried out.

5.9 Notice of Proceedings. Sellers will promptly notify Buyer in writing upon becoming aware of any order or decree or any complaint praying for an order or decree restraining or enjoining the consummation of this Agreement or the transactions contemplated hereunder, or upon receiving any notice from any governmental department, court, agency or commission of its intention to institute an investigation into, or institute any action or proceeding to restrain or enjoin consummation of this Agreement or such transactions, or to nullify or render ineffective this Agreement or such transactions if consummated.

5.10 Interim Financial Statements. The Gannett Parties shall deliver to Buyer unaudited interim financial statements for the Newspapers promptly but not later than 20 days after the close of each of the Newspapers’ periodic accounting periods that occurs between the Balance Sheet Date and the Closing Date. Such interim periodic financial statements shall include financial information both for the current accounting period and for the fiscal year to date, as well as comparisons with the respective corresponding periods in the prior fiscal year.

5.11 Taxes. Sellers shall pay all taxes relating to the Newspapers or the Assets as they become due.

5.12 Ancillary Transaction Agreements. Each Gannett Party shall negotiate in good faith and use its best efforts to agree upon with Buyer and finalize on or prior to May 4, 2007: (a) the Transition Services Agreements and any other transitional arrangements between Buyer and Parent and/or the Gannett Parties, (b) the Non-Competition Agreement, and (c) the Site Access Agreement.

ARTICLE VI.

COVENANTS OF BUYER PENDING THE CLOSING DATE

Buyer covenants and agrees that from the date hereof to and including the Closing Date:

6.1 Representations and Warranties. Buyer shall give detailed written notice to Sellers promptly upon the occurrence of or becoming aware of the impending or threatened occurrence of any event which would cause or constitute a breach, or would have caused a breach had such event occurred or been known to Buyer prior to the date hereof, of any of the representations and warranties of Buyer contained in this Agreement.

6.2 Corporate Action. Subject to the provisions of this Agreement, Buyer will take all necessary corporate and other action required of it to carry out the transactions contemplated by this Agreement.

6.3 Confidential Information. If for any reason the transactions contemplated in this Agreement are not consummated, Buyer shall not disclose to third parties any information designated as confidential and received from Sellers or their agents in the course of investigating, negotiating and completing the transactions contemplated by this Agreement. Nothing shall be deemed to be confidential information which: (a) is known to Buyer at the time of its disclosure to it; (b) becomes publicly known or available other than through disclosure by Buyer; (c) is rightfully received by Buyer from a third party; or (d) is independently developed by Buyer.

Except to the extent required by law, Buyer also shall not disclose to third parties the terms of this Agreement; provided, however, that Buyer may disclose such terms to any current or prospective lender or investor who has demonstrated to the reasonable satisfaction of Buyer (x) the financial capability to be a lender or investor of Buyer and (y) a good faith interest in becoming a lender or investor of Buyer. Buyer shall cause any person or entity to whom the terms of this Agreement are disclosed to agree to abide by the provisions of this Section 6.3. Buyer shall be responsible for compliance with the provisions of this Section 6.3 by any person or entity to whom the terms of this Agreement are disclosed by Buyer.

6.4 Consummation of Agreement. Subject to the provisions of Section 10.2 of this Agreement, Buyer shall use its reasonable efforts to fulfill and perform all conditions and obligations on its part to be fulfilled and performed under this Agreement and to cause the transactions contemplated by this Agreement to be fully carried out.

6.5 Notice of Proceedings. Buyer will promptly notify Sellers in writing upon becoming aware of any order or decree or any complaint praying for an order or decree restraining or enjoining the consummation of this Agreement or the transactions contemplated hereunder, or upon receiving any notice from any governmental department, court, agency or commission of its intention to institute an investigation into, or institute any action or proceeding to restrain or enjoin the consummation of this Agreement or such transactions, or to nullify or render ineffective this Agreement or such transactions if consummated.

6.6 Maintenance of Financial Position. Between the date of this Agreement and the Closing Date, Buyer shall not take any action, or fail to take any action, that would impair Buyer’s ability to fulfill its obligations under this Agreement.

6.7 Ancillary Transaction Agreements. Each of Buyer and GateHouse, as applicable, shall negotiate in good faith and use its best efforts to agree upon with the Gannett Parties and finalize on or prior to May 4, 2007: (a) the Transition Services Agreements and any other transitional arrangements between Buyer and Parent and/or the Gannett Parties, (b) the Non-Competition Agreement, and (c) the Site Access Agreement.

ARTICLE VII.

CONDITIONS TO THE OBLIGATIONS OF SELLERS

The obligations of Sellers under this Agreement are, at their option, subject to the fulfillment of the following conditions prior to or at the Closing Date:

7.1 Representations, Warranties and Covenants.

(a) The representations and warranties of Buyer contained in this Agreement and in any statement, certificate, schedule or other document delivered by Buyer pursuant hereto or in connection with the transactions contemplated hereby, shall have been true and accurate as of the date when made and shall be deemed to be made again on and as of the Closing Date and shall then be true and accurate, except for untrue or inaccurate representation or warranties which would not, in the aggregate, impair Buyer’s ability to fulfill its obligations under this Agreement;

(b) Buyer shall have performed and complied in all material respects with each and every covenant and agreement required by this Agreement to be performed or complied with by it prior to or at the Closing Date, and shall have delivered all agreements and documents contemplated by Section 2.3, other than the delivery by Buyer of the Purchase Price and the instrument of assumption, each of which shall be delivered as of the Closing; and

(c) Buyer shall have delivered to Sellers a certificate of an appropriate officer of Buyer, dated the Closing Date, certifying to the fulfillment of the conditions set forth in Sections 7.1(a) and 7.1(b) above.

7.2 Proceedings.

(a) No action or proceeding shall have been instituted before any court or governmental body to restrain or prohibit, or to obtain substantial damages in respect of, the consummation of the transactions contemplated by this Agreement which, in the reasonable opinion of Sellers, may reasonably be expected to result in an award of substantial damages;

(b) None of the parties to this Agreement shall have received written notice from any governmental body of (i) its intent to institute any action or proceeding to restrain or enjoin or nullify this Agreement or the transactions contemplated hereby, or to commence any investigation (other than a routine letter of inquiry, including a routine Civil Investigative Demand) into the consummation of this Agreement, or (ii) the actual commencement of such an investigation. In the event such a notice of intent is received or such an investigation is commenced, this Agreement may not be abandoned by Sellers for a period of ninety (90) days from the date of such notice of intent or notice of commencement, but Closing shall be delayed during such period. This Agreement may be abandoned after this ninety (90)-day period if, in the reasonable opinion of Sellers, there is a likely probability that an investigation will result in an action or proceeding of the type described in clause (a) of this Section 7.2; and

(c) At the Closing Date, there shall be no injunction, restraining order or decree of any nature of any court or governmental authority or body in effect which restrains or prohibits the consummation of the sale and purchase of the Assets.

7.3 Hart-Scott-Rodino. The waiting period (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated, and all other authorizations, consents and approvals of governments and governmental agencies required for consummation of the transactions contemplated hereby shall have been obtained.

7.4 Related Transactions. The transactions contemplated by that certain Asset Purchase Agreement, effective as of April 12, 2007 (the “Utica Asset Purchase Agreement”), by and among GANSAT, MWGSI, Buyer and GateHouse shall have been completed prior to the Closing hereunder or such transactions are being completed contemporaneously with the Closing hereunder in accordance with the terms of the Utica Asset Purchase Agreement, other than due to the failure of Sellers (as defined in the Utica Asset Purchase Agreement) to comply with any of their respective obligations under the Utica Asset Purchase Agreement.

ARTICLE VIII.

CONDITIONS TO THE OBLIGATIONS OF BUYER

The obligations of Buyer under this Agreement are, at its option, subject to the fulfillment of the following conditions prior to or at the Closing Date.

8.1 Representations, Warranties and Covenants.

(a) The representations and warranties of Sellers contained in this Agreement and in any statement, deed, certificate, schedule or other document delivered pursuant to this Agreement or in connection with the transactions contemplated hereby, shall have been true and accurate (without regard to any materiality qualifiers contained therein) as of the date when made and shall be deemed to be made again on and as of the Closing Date and shall then be true and accurate (without regard to any materiality qualifiers contained therein), except for untrue or inaccurate representations or warranties which would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect;

(b) Sellers shall have performed and complied in all material respects with each and every covenant and agreement required by this Agreement to be performed or complied with by it prior to or at the Closing Date, and shall have delivered all agreements and documents contemplated by Section 2.2, other than delivery to Buyer of the instruments conveying the Assets to Buyer which shall be delivered as of the Closing; and

(c) Sellers shall have delivered to Buyer certificates of appropriate officers of Sellers, dated the Closing Date, certifying to the fulfillment of the conditions set forth in Sections 8.1(a) and 8.1(b) above.

8.2 Proceedings.

(a) No action or proceeding shall have been instituted before any court or governmental body to restrain or prohibit, or to obtain substantial damages in respect of, the consummation of this Agreement which, in the reasonable opinion of Buyer, may reasonably be expected to result in an award of such substantial damages;

(b) None of the parties to this Agreement shall have received written notice from any governmental body of (i) its intent to institute any action or proceeding to restrain or enjoin or nullify this Agreement or the transactions contemplated hereby, or to commence any investigation (other than a routine letter of inquiry, including a routine Civil Investigative Demand) into the consummation of this Agreement, or (ii) the actual commencement of such an investigation. In the event such a notice of intent is received or such an investigation is commenced, this Agreement may not be abandoned by Buyer for a period of ninety (90) days from the date of such notice of intent or notice of commencement, but Closing shall be delayed during such period. This Agreement may be abandoned after this ninety (90)-day period if, in the reasonable opinion of Buyer, there is a likely probability that an investigation will result in an action or proceeding of the type described in clause (a) of this Section 8.2; and

(c) At the Closing Date, there shall be no injunction, restraining order or decree of any nature of any court or governmental authority or body in effect which restrains or prohibits the consummation of the sale and purchase of the Assets.

8.3 Hart-Scott-Rodino. The waiting period (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated, and all other authorizations, consents and approvals of governments and governmental agencies required for consummation of the transactions contemplated hereby shall have been obtained.

8.4 Consents. Sellers shall have obtained the material consents set forth on Schedule 8.4 in form and substance reasonably satisfactory to Buyer.

8.5 Related Transactions. The transactions contemplated by the Utica Asset Purchase Agreement shall have been completed prior to the Closing hereunder or such transactions are being completed contemporaneously with the Closing hereunder in accordance with the terms of the Utica Asset Purchase Agreement, other than due to the failure of Buyer or GateHouse to comply with their respective obligations under the Utica Asset Purchase Agreement.

ARTICLE IX.

INDEMNIFICATION

9.1 Survival; Limitations.

(a) The representations and warranties of the parties contained in or made pursuant to this Agreement shall be deemed to have been made on the date hereof and on the Closing Date, shall survive the Closing Date and shall remain operative and in full force and effect for the period ending twelve (12) months after the Closing Date (the “Survival Period”); provided that if on or prior to the expiration of the Survival Period, a notice of claim for indemnification shall have been given in accordance with Section 9.4 hereof, the indemnified party shall continue to have the right to be indemnified with respect to such indemnification claim until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article IX; and provided further that the representations and warranties contained in Section 3.17 (‘Environmental Matters’) and 3.18 (‘Circulation’) shall survive until the expiration of the applicable statute of limitations period plus 90 days and the representations and warranties contained in Sections 3.2 (‘Sellers’ Authority’), 3.16 (‘Brokers’) and 4.2 (‘Buyer’s Authority’) and all covenants and agreements made by any party hereunder which are to be performed after the Closing Date shall survive without time limit, with the exception of Sections 9.2(a) and 9.3(a), which shall only remain operative and in full force and effect as long as indemnification with respect to the underlying representation and warranty remains available in accordance with the foregoing provisions of this Section 9.1(a) (including as extended pursuant to the first proviso hereof).

(b) Except for any Loss and Expense suffered by Buyer based on the breach of any representation or warranty contained in Section 3.17 (‘Environmental’) and Section 3.18 (‘Circulation’), Buyer shall not be entitled to indemnification under this Agreement for any indemnification claim under Section 9.2(a) until the aggregate Loss and Expense (as defined herein) suffered by Buyer subject to indemnification under Section 9.2(a) of this Agreement and/or Section 9.2(a) of the Utica Asset Purchase Agreement exceeds $500,000 (the “Threshold”). Once the Threshold has been reached, Buyer shall be entitled to indemnification from the Gannett Parties pursuant to Section 9.2(a) below for any additional Loss and Expense suffered by Buyer. Notwithstanding the foregoing, the Threshold shall not apply to any adjustments under Section 1.6, any Loss and Expense suffered by Buyer based on any breach of any representation or warranty contained in Section 3.17 (‘Environmental Matters’) or Section 3.18 (‘Circulation’), or to any indemnification claim related to covenants and agreements made by any party hereto which are to be performed after the Closing Date.

(c) Sellers’ maximum aggregate liability to Buyer for indemnification claims under Section 9.2(a) of this Agreement and/or Section 9.2(a) of the Utica Asset Purchase Agreement with respect to any Loss and Expense shall be $41 million (the “Cap”); provided that the Cap shall not apply to any Loss and Expense suffered by Buyer based on any breach of any representation or warranty contained in Section 3.17 (‘Environmental Matters’), Section 3.18 (‘Circulation’) or any covenants and agreements made by any party hereto which are to be performed after the Closing Date. Except with regard to compensation for claims paid to third parties, no indemnifying party shall have any liability to an indemnified party for any punitive, indirect, incidental or consequential damages or loss including, without limitation, loss of revenue or loss of profits.

(d) Notwithstanding any other provision of this Agreement to the contrary, Sellers shall have no obligation to defend, indemnify or hold harmless Buyer for any Loss and Expense related to or arising out of any Environmental Law with regard to Item 9 of Schedule 3.17 (and any required remediation relating thereto) to the extent GANSAT is prevented from completing its obligations under the Site Access Agreement due to Buyer’s breach of or failure to comply with the terms of the Site Access Agreement.

(e) Except for equitable remedies (including, without limitation, injunctive relief) and in the absence of fraud, the parties hereto acknowledge and agree that the sole and exclusive remedy of Buyer and Seller, as the case may be, from and after the Closing Date with respect to any Loss and Expense whatsoever and any and all claims for breach or liability under this Agreement or any of the transactions contemplated hereby shall be solely in accordance with, and limited by, the indemnification provisions set forth in this Article IX.

9.2 Indemnification of Buyer. The Gannett Parties agree that they shall indemnify, defend and hold Buyer harmless from and against any and all damages, claims, losses, expenses, costs, obligations and liabilities, including without limitation, liabilities for reasonable attorneys’ fees and disbursements (“Loss and Expense”), suffered directly or indirectly by Buyer by reason of, or arising out of:

(a) any breach of any representation or warranty made by Sellers pursuant to this Agreement, provided that, solely for purposes of this Article IX, any representation or warranty of Sellers contained herein that is subject to a materiality or Material Adverse Effect qualification shall not be so qualified for purposes of determining whether a breach has occurred;

(b) any failure by any Seller to perform or fulfill any of its covenants or agreements set forth in this Agreement;

(c) any failure by any Seller to pay or perform when due any of its liabilities or obligations arising out of or related to the business of the Newspapers on or prior to the Closing Date which have not been assumed by Buyer hereunder, including, but not limited to, the Excluded Liabilities;

(d) any litigation, proceeding or claim by any third party relating to the business or operations of any of the Newspapers on or prior to the Closing Date;

(e) the Excluded Assets;

(f) any liability, including but not limited to any liability pursuant to any Environmental Law, arising from or related to conditions or events that occurred prior to the Closing arising from or related to the ownership of the Real Property and/or the operations of the Newspapers on the Real Property on or prior to the Closing Date.

9.3 Indemnification of Sellers. Buyer agrees that it shall indemnify, defend and hold each Seller harmless from and against any and all Loss and Expense suffered directly or indirectly by such Seller by reason of, or arising out of:

(a) any breach of any representation or warranty made by Buyer pursuant to this Agreement;

(b) any failure by Buyer to perform or fulfill any of its covenants or agreements set forth in this Agreement;

(c) any failure by Buyer to pay or discharge on or subsequent to the Closing Date any Assumed Liabilities hereunder or any liabilities or obligations arising out of or related to the business of the Newspapers incurred or first required to be performed by Buyer after the Closing Date; or

(d) any litigation, proceeding or claim by any third party relating to the business or operation of any of the Newspapers after the Closing Date.

9.4 Notice of Claims. If any Sellers or Buyer believes that it has suffered or incurred any Loss and Expense, it shall notify the other party promptly in writing and within the applicable time period specified in Section 9.1, describing such Loss and Expense, the amount thereof, if known, and the method of computation of such Loss and Expense, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such Loss and Expense shall have occurred; provided, however, that the amount of the Loss and Expense set forth in the notice shall not be a limitation on any claim for the actual amount of such Loss and Expense.

9.5 Defense of Third Party Claims. If any action at law or suit in equity is instituted by a third party (a “Claim”) with respect to which any of the parties intends to claim a Loss and Expense under this Article IX, such party shall promptly notify the indemnifying party of such action or suit. The indemnifying party shall have the right to conduct and control any Claim through counsel of its own choosing, but the indemnified party may, at its election, participate in the defense of any such Claim at its sole cost and expense. If the indemnifying party does not notify the indemnified party within 10 days after receipt of the notice specified in this Section 9.5 that it is defending any such Claim, then the indemnified party may defend such Claim, and settle such Claim, through counsel of its own choosing, and recover from the indemnifying party the amount of any such settlement or of any judgment and the costs and expenses of such defense, including, but not limited to, reasonable attorneys’ fees and disbursements.

Notwithstanding the foregoing, the failure by a party to abide by these terms and conditions shall not affect the other party’s obligations to indemnify such party against Loss and Expense under this Article IX, except to the extent the indemnifying party is actually prejudiced thereby.

9.6 Losses Net of Insurance. The amount of any Loss and Expense for which indemnification is provided under this Article IX shall be net of any amounts actually recovered by the indemnified party under insurance policies with respect to such Loss and Expense and after giving effect to any retroactive premium increases or any other retroactive charges with respect to such insurance policies.

ARTICLE X.

MISCELLANEOUS PROVISIONS

10.1 Risk of Loss. The risk of any loss, damage or destruction to any of the Assets to be transferred to Buyer hereunder from any cause shall be borne by Sellers at all times prior to the Closing hereunder. Upon the occurrence of any loss or damage in excess of $500,000 to any of the Assets to be transferred hereunder prior to the Closing, Sellers shall notify Buyer of same in writing immediately stating with particularity the extent of the loss or damage incurred, the cause thereof if known and the extent to which restoration, replacement and repair of the Assets lost or destroyed will be reimbursed under any insurance policy with respect thereto. In the event the loss exceeds $5,000,000 and the Assets cannot be substantially repaired or restored within 90 days after such loss, Buyer shall have the option, exercisable by giving written notice to Sellers within 30 days after such loss, to:

(a) Terminate this Agreement;

(b) Postpone the Closing until such time as the Assets have been substantially repaired, replaced or restored; or

(c) Elect to consummate the Closing and accept the Assets in their “then” condition, in which event Sellers shall assign to Buyer all rights under any insurance claim covering the loss and pay over to Buyer any proceeds under any such insurance policy thereto received by Sellers with respect thereto.

10.2 Abandonment of Agreement. This Agreement may be terminated by Sellers or Buyer at any time prior to the Closing Date:

(a) by the mutual consent of both parties hereto; or

(b) by Sellers if any of the conditions provided in Article VII hereof has not been timely met and cannot be met on or before June 30, 2007 (other than as a result of a breach of this Agreement by Sellers) and has not been waived, provided Sellers are not then in material breach of this Agreement; or

(c) by Buyer if any of the conditions provided in Article VIII hereof has not been timely met by and cannot be met on or before June 30, 2007 (other than as a result of a breach of this Agreement by Buyer) and has not been waived, provided Buyer is not then in material breach of this Agreement.

10.3 Liabilities Upon Abandonment. In the event this Agreement is terminated pursuant to Section 10.2 above, no party hereto shall have any liability to any other party for costs, expenses, damages, loss of anticipated profits or otherwise, unless the termination occurs because of any misrepresentation or breach of warranty by such party or the failure of performance of, or compliance with, any covenant or agreement contained in this Agreement by such party; provided, that if Sellers terminate this Agreement pursuant to Section 10.2(b)

because Buyer has not delivered the Purchase Price at Closing or has otherwise breached any of its material obligations under this Agreement or if Buyer terminates this Agreement pursuant to Section 10.2(c) because Sellers have not delivered the Assets at Closing or have otherwise breached their material obligations under this Agreement, then Buyer or Sellers, as the case may be, shall pay the other party on demand an amount equal to ten percent (10%) of the Base Purchase Price by wire transfer of immediately available funds, and such payment shall constitute liquidated damages and the sole remedy of Sellers or Buyer, as the case may be, under this Agreement. The party that has failed to perform acknowledges and agrees that the other party’s recovery of such amount shall constitute payment of liquidated damages and not a penalty and that such liquidated damages amount is reasonable in light of the substantial but indeterminate harm anticipated to be caused by the party that has failed to perform its obligations under this Agreement, the difficulty of proof of loss and damages, the inconvenience and non-feasibility of otherwise obtaining an adequate remedy, and the value of the transactions to be consummated hereunder.

10.4 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses. All costs necessary to transfer the Assets to Buyer pursuant to this Agreement shall be paid by Buyer. Any sales or use taxes or recording or transfer taxes or fees directly related to transferring the Assets to Buyer (“Transfer Taxes”) shall be paid by Buyer. The cost of title insurance for the real property purchased by Buyer hereunder shall be paid by Buyer. Buyer shall also reimburse Sellers for all costs and expenses incurred by Sellers and their affiliates in connection with Ernst & Young LLP’s audit of each Newspaper’s financial statements for the three years ending December 31, 2006.

10.5 Employees and Employee Benefits.

(a) Buyer hereby agrees to offer employment, effective the day after the Closing Date, to all individuals who are, on the Closing Date, active, full or part-time employees (including employees on short-term leave) of any of the Newspapers. With respect to each such employee to whom Buyer offers employment, Buyer shall offer to employ such person at a base compensation that is no less than the base compensation that was paid to such employee immediately prior to Closing. Each employee of any of the Newspapers who accepts employment with Buyer on the Closing Date is hereinafter referred to as a “Transferred Employee”.

(b) Except as set forth in subsection (a) above, Buyer, in its sole discretion, shall determine what employee benefits will be made available to Transferred Employees; provided, however, that Buyer will offer medical coverage to Transferred Employees on and after the Closing Date, shall waive for Transferred Employees any pre-existing condition limitations and waiting periods that may apply under its health plans, and shall recognize Transferred Employees’ service with Sellers or any of their respective affiliates as if it were service with Buyer for purposes of satisfying any vesting requirements under any benefit plans offered by Buyer (but not for purposes of benefit accrual or for determining the amount of benefits payable under any benefit plan other than a vacation plan).

(c) Buyer shall pay to each full-time Transferred Employee who is involuntarily terminated by Buyer without cause during the twelve (12) month period following the Closing Date separation payments equal to one (1) week of pay for each year (or part thereof) of continuous employment with a Gannett Party, their respective affiliates or the applicable Newspaper (without regard to such Newspaper’s ownership) either prior to or after the Closing Date, with a minimum of two (2) weeks of pay. Buyer agrees to indemnify, defend and hold Sellers harmless from and against all direct and indirect costs, expenses or liabilities arising from or relating to claims made by Transferred Employees with respect to termination of employment by Buyer after the Closing Date, including, but not limited to, any claims for improper termination or severance payments.

(d) Buyer shall be responsible for any obligations under federal, state or local plant closing statutes, including the WARN Act, with respect to events occurring after the Closing Date other than any such obligations arising from the consummation of the transactions contemplated by this Agreement.

(e) The Gannett Parties shall be responsible for and timely pay all compensation owed to the Transferred Employees and shall be responsible for and timely provide Transferred Employees with all benefits owed under the

Employee Benefit Programs through the Closing Date. The Gannett Parties will retain all of the Employee Benefit Programs, including all employee benefit plans and pension plans, and Buyer will not assume obligations under any such programs. The Gannett Parties shall be fully and solely responsible for any costs, expenses, obligations and liabilities arising out of the pension or retirement obligations attributable to the Newspapers’ current or former employees related to the period on or prior to the Closing Date.

10.6 Further Assurances and Consents.

(a) From time to time after the Closing Date, without further consideration, each Seller will, at its expense, (i) execute and deliver, or cause to be executed and delivered, such documents to Buyer as Buyer may reasonably request in order to effectively vest in Buyer good and valid (and, in the case of Real Property, good and marketable) title to the Assets, and (ii) use reasonable efforts to obtain any third-party consents to the assignment to Buyer of the Material Contracts which require the consent of any third party by reason of the transactions provided for in this Agreement and which were not obtained by Seller on or before the Closing Date.

(b) From time to time after the Closing Date, Buyer will provide Sellers with access, with reasonable prior notice and during normal business hours, to the financial records of the Newspapers related to the period prior to the Closing Date for use by Sellers in connection with tax and/or legal proceedings related to the operation of the Newspapers prior to the Closing Date. Buyer agrees to maintain all tax records related to the Newspapers for all tax years that remain open as of the Closing Date unless and until (i) Sellers notify Buyer in writing that any such tax year(s) has (have) been closed or (ii) Buyer has given Sellers prior written notice of its intent to destroy such records and Sellers have not reasonably and promptly requested that such records not be destroyed.

(c) If, in order to properly prepare its financial statements or documents to be filed with any governmental authority or agency, it is necessary that any party hereto be furnished with additional information relating to the Assets or the Newspapers and such information is in the possession of any of the other parties hereto, such party or parties agree to use its/their best efforts to furnish such information to the requesting party without cost or expense to the requesting party, unless it necessary for such party or parties to incur third party expenses (e.g. legal or accounting fees) in connection with such request in which case the requesting party shall reimburse the furnishing party for such third party expenses. After the Closing Date, except to the extent otherwise noted, Sellers, on the one hand, and Buyer, on the other hand, shall, to the extent reasonably requested by the other: (i) assist in the preparation of tax returns relating to the Assets and/or the Newspapers, (ii) cooperate in preparing any audits by or disputes with any governmental authority, including but not limited to, regarding any tax returns, (iii) at any time after the execution of this Agreement, assist in the preparation of audited financial statements to the extent they relate to, incorporate or rely upon any information regarding the Assets and/or the Newspapers, including but not limited to providing relevant work papers and any certification or representation reasonably requested, (iv) make available information, records and documents relating to taxes relating to the Assets and/or the Newspapers, and (v) furnish copies of correspondence received from any governmental authority in connection with any tax audit or information request relating to the Assets and/or the Newspapers.

10.7 Waiver of Compliance. Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, representation, warranty, covenant, agreement or condition herein may be waived by the other party only by a written instrument signed by the party granting the waiver. Any such waiver or failure to insist upon strict compliance with a term of this Agreement shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply.

10.8 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered by hand or by facsimile transmission or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	If to a Gannett Party or the Gannett Parties, to:

Gannett Co., Inc.

7950 Jones Branch Drive

McLean, Virginia 22107

Attention: Daniel S. Ehrman, Jr.

Fax No. (703) 854-2042

with a copy to:

Gannett Co., Inc.

7950 Jones Branch Drive

McLean, Virginia 22107

Attention: General Counsel

Fax No. (703) 854-2031

(b)	If to a Media West Party or the Media West Parties:

Media West – GSI, Inc.

Media West – GRS, Inc.

50 West Liberty Street, Suite 802

Bank of America Plaza

Reno, NV 89501

Attention: S. Brooks Johnson

Fax No. (775) 785-2119

with a copy to:

C. Thomas Burton, Jr. Esq.

Burton, Bartlett & Glogovac

50 West Liberty Street, Suite 650

Reno, Nevada 89501-1946

Fax No. (775) 333-0412

(c)	If to Buyer, to:

GateHouse Media, Inc.

350 WillowBrook Office Park

Fairport, New York 14450

Attn: Michael E. Reed

Fax No. (585) 248-2631

with a copy to:

GateHouse Media, Inc.

350 WillowBrook Office Park

Fairport, New York 14450

Attn: Polly Grunfeld Sack

Fax No. (585) 248-9562

10.9 Assignment. This Agreement and all of its terms shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Prior to the Closing, this Agreement shall not be assigned by any party hereto without the prior written consent of the other parties.

10.10 Like Kind Exchange. Buyer agrees to permit the Gannett Parties and/or the Media West Parties to assign their respective rights hereunder to a “qualified intermediary” for this transaction as that term is used in Treasury Regulations Section 1.1031(k)-1(g)(4) and/or to use an “exchange accommodation titleholder” under IRS Revenue Procedure 2000-37, and otherwise to cooperate with such other parties to structure the sale as a like-kind exchange, provided that none of the cooperating parties will be required to incur any obligation, liability or expense (including without limitation any additional tax liabilities) with respect to any such exchanges.

10.11 Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of New York without reference to the choice of law principles thereof.

10.12 Public Announcements. Prior to the Closing, no public announcement (including an announcement to employees) or press release concerning the transactions provided for herein shall be made by any party without the prior written approval of the other parties, which shall not be unreasonably withheld, conditioned or delayed. With respect to any disclosures required by applicable law, rule or regulation, including disclosure requirements under applicable securities laws and Current Reports on Form 8-K, each party will consult with the other party and allow the other party to review the proposed disclosure prior to making any such disclosures. In addition, in the event Buyer, GateHouse or any of their respective affiliates sells any of the Newspapers during the twelve (12) month period commencing on the Closing Date, Buyer and GateHouse shall not, and shall cause their respective affiliates not to, publicly disclose any information relating to the multiple of such Newspaper’s EBITDA, cash flow, revenue or any other financial metric of the Newspaper that the purchase price represents, other than disclosures required by law.

10.13 No Third Party Rights. Nothing in this Agreement shall be deemed to create any right on the part of any person or entity not a party to this Agreement.

10.14 Waiver of Jury Trial. Sellers and Buyer specifically waive any right to trial by jury in any court with respect to any contractual, tortious or statutory claim, counterclaim or crossclaim against the other arising out of or connected in any way to this Agreement because the parties hereto, each of whom are represented by counsel, believe that the complex commercial aspects of their dealing with one another make a jury determination neither desirable nor appropriate.

10.15 Counterparts. This Agreement may be executed in identical counterparts and each counterpart hereof shall be deemed to be an original instrument, but all counterparts hereof taken together shall constitute a single document.

10.16 Headings. The article and section headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

10.17 Specific Performance. Without limiting or waiving in any respect any rights or remedies of Buyer or any of Sellers given under this Agreement, or now or hereafter existing at law or in equity or by statute, Buyer and each Seller shall be entitled to seek specific performance of the obligations to be performed by Buyer or a Seller, as the case may be, in accordance with the provisions of this Agreement.

10.18 Severability. If any provision of this Agreement or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

10.19 Confidentiality. Except as contemplated in Section 6.3, Sellers and Buyer shall not disclose to third parties the terms of this Agreement except as required by applicable law.

10.20 Entire Agreement; Amendments. This Agreement, including the Exhibits and Schedules hereto and the documents delivered hereunder, embodies the entire agreement and understanding of the parties in respect of the subject matter hereof, and supersedes all prior agreements and understandings between the parties. This Agreement may not be amended except in a writing signed by both parties. The parties have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

10.21 GateHouse Guaranty. GateHouse hereby guarantees to Sellers, as a primary obligor, payment and performance by Buyer of its obligations under this Agreement and under each of the other agreements contemplated hereunder to which Buyer is a party (including without limitation, all amendments hereof and thereof), in each case, subject to the terms, conditions and limitations hereof and thereof. GateHouse hereby waives suretyship defenses, demand, payment, protest and notice of dishonor or nonperformance of any such obligations (other than any copies of notices required to be delivered under this Agreement to GateHouse), and no consent of GateHouse shall be required with respect to any amendment or waiver of this Agreement (other than this Section 10.21) that is effected in accordance with this Agreement. The liability of GateHouse under this Agreement by reason of this Section 10.21 is primary, and Sellers shall not be required to make any demand on Buyer for performance of any of its obligations under this Agreement, nor to exhaust any legal, contractual or equitable remedies against Buyer, prior to proceeding against GateHouse.

{Signature page follows}

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, which is effective as of the date first written above.

SELLERS:

GANNETT SATELLITE INFORMATION NETWORK, INC.

By:	/s/ Daniel S. Ehrman, Jr.
Name:	Daniel S. Ehrman, Jr.
Title:	Authorized Representative
Date:	May 3, 2007

GANNETT RIVER STATES PUBLISHING CORPORATION

By:	/s/ Daniel S. Ehrman, Jr.
Name:	Daniel S. Ehrman, Jr.
Title:	Authorized Representative
Date:	May , 2007

PACIFIC AND SOUTHERN COMPANY, INC.

By:	/s/ Daniel S. Ehrman, Jr.
Name:	Daniel S. Ehrman, Jr.
Title:	Authorized Representative
Date:	May 3, 2007

FEDERATED PUBLICATIONS, INC.

By:	/s/ Daniel S. Ehrman, Jr.
Name:	Daniel S. Ehrman, Jr.
Title:	Authorized Representative
Date:	May 3, 2007

{Signature Page 1 of 2 to Amended and Restated Asset Purchase Agreement}

MEDIA WEST - GSI, INC.

By:	/s/ S. Brooks Johnson
Name:	S. Brooks Johnson
Title:	President
Date:	May 3, 2007

MEDIA WEST - GRS, INC.

By:	/s/ S. Brooks Johnson
Name:	S. Brooks Johnson
Title:	President
Date:	May 3, 2007

BUYER:

GATEHOUSE MEDIA ILLINOIS HOLDINGS, INC.

By:	/s/ Mark Thompson
Name:	Mark Thompson
Title:	Chief Financial Officer
Date:	May 3, 2007

GATEHOUSE:

GATEHOUSE MEDIA, INC.

By:	/s/ Marl Thompson
Name:	Mark Thompson
Title:	Chief Financial Officer
Date:	May 3, 2007

{Signature Page 2 of 2 to Amended and Restated Asset Purchase Agreement}